FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
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This Form 6-K consists of:

A press release regarding the signing of a strategic investment agreement between JA Solar Holding Co., Ltd. (the “Registrant”) and the city of Hefei, Anhui province, China in order to set up a new state-of-the-art photovoltaic production facility for solar cells and photovoltaic products, made by the Registrant in English on March 10, 2011.

JA Solar Announces Investment Agreement with City of Hefei to Establish 3GW
Advanced Photovoltaic Production Facility

SHANGHAI, March 10, 2011--- JA Solar Holdings Co., Ltd. (NASDAQ: JASO) (“JA Solar” or “the Company”), one of the world’s largest manufacturers of high-performance solar cells and solar power products, today announced that it has signed a strategic investment agreement with the city of Hefei, in China’s Anhui province, to set up a new state-of-the-art photovoltaic (“PV”) production facility for solar cells and PV products. The facility is expected to be located in the Hefei High-Tech Industrial Development Zone in the City of Hefei. Construction will take place over a multi-year period and, when fully completed, the facility is expected to have a manufacturing capacity of 3GW of solar cells and PV products. The first phase of construction is expected to begin in 2011, with production expected to commence in 2012.

Under the terms of the agreement, the Hefei High-Tech Construction and Investment Group, a government-affiliated investment company, and a number of domestic Chinese banks, are expected to provide financing of up to RMB 13.5 billion over a four-year period at competitive commercial loan rates for the construction of the new solar cell and PV product manufacturing facility.

By establishing this new facility in the city of Hefei, JA Solar expects to benefit from the city’s progressive policy environment for clean energy companies, access to the region’s well-trained low-cost labor market, and Hefei’s central location as a regional hub for logistics and transportation.

“As the world’s leading supplier of high-efficiency, low-cost solar cells, we are delighted to work with the City of Hefei to establish this new state-of-the-art PV manufacturing site, in which we will employ the world’s most advanced solar technology for the manufacturing and development of high-efficiency, low-cost solar cells and PV products. With lower labor costs and a favorable investment climate in Hefei translating into lower operational costs, we anticipate this new facility will serve to enhance JA Solar’s future profitability and market share,” said Dr. Peng Fang, CEO of JA Solar.  “This new facility complements JA Solar’s long-term growth strategy as a world leader in solar cell technology and manufacturing. With this new capacity we will also be well-placed to meet the strong demand from our strategic partners globally for JA Solar’s products.”

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit www.jasolar.com.

Contact:

In China

Martin Reidy
Brunswick Group
Tel: +86-10-5960-8600
E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng
Brunswick Group
Tel: +1-212-333-3810
E-mail: jasolar@brunswickgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Peng Fang
Name:	Peng Fang
Title:	Chief Executive Officer

Date: March 14, 2011